

Mailstop 4561

November 16, 2015

Christopher J. Lafond
Chief Financial Officer
Intralinks Holdings, Inc.
150 East 42nd Street
New York, NY 10017

> **Re: Intralinks Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 001-34832**

Dear Mr. Lafond:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Business, page 5</u>

1. We note your disclosure on page 69 that the deferred revenue balance does not represent the total contract value of your outstanding agreements. In your fourth quarter earnings call management discloses the company's 12-month backlog, both billed and unbilled, which management explains is a measure of contractual revenue commitment. Please tell us what consideration was given to disclosing the dollar amount of backlog orders believed to be firm, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Christopher J. Lafond
Intralinks Holdings, Inc.
November 16, 2015
Page 2

Management Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 39

2.   We note that in your fourth quarter 2014 and subsequent earnings calls you provide the 12-month enterprise backlog growth, which management indicates is the best leading indicator of your future enterprise revenue growth. We also note that you provide this information in your 2015 quarterly earnings releases furnished on Forms 8-K. Please tell us whether you believe enterprise backlog growth is a key performance indicators used in managing your business. In light of the significance of your Enterprise revenues, tell us what consideration was given to disclosing this leading indicator in your discussion and analysis. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page 64

3.   We note your presentation of the change in the foreign currency translation adjustment includes the related tax benefit. Please describe for us the transactions and circumstances that resulted in recognizing a tax benefit related to the foreign currency translation adjustment. Refer to ASC 220-10-45-16 and ASC 830-30-40-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christopher J. Lafond
Intralinks Holdings, Inc.
November 16, 2015
Page 3

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Joyce Sweeney, Senior Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services